# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Agencia Comercial Spirits Ltd., CIK 0002060016
CUSIP: G0206E104
Title of class of securities: Class A ordinary shares, par value US$0.00004 per share
Address of issuer's principal executive offices: No. 23-1, Shenzun Rd.,, Shengang Dist., Taichung City, Taiwan (F5), 429014
Date of event which requires filing of this statement: 07/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002151812

## Reporting persons
- Bliss Vision Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 2,300,000; sole dispositive power 0; shared dispositive power 2,300,000; aggregate amount beneficially owned 2,300,000 (5.38% of the class)
  Comment: *Represents 2,300,000 Class A ordinary shares indirectly held by Shelley Liping Duan through Bliss Vision Limited. Shelley Liping Duan is the sole shareholder and director of Bliss Vision Limited.
  
  **The calculation of the percentage set forth herein is based on 42,786,500 Class A ordinary shares outstanding. The Reporting Person beneficially owns 2,300,000 Class A ordinary shares, representing approximately 5.38% of the outstanding Class A ordinary shares. The percentage reported herein reflects beneficial ownership as a percentage of the Issuer's outstanding Class A ordinary shares and not the Reporting Person's percentage of aggregate voting power.
- Shelley Liping Duan: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 2,300,000; sole dispositive power 0; shared dispositive power 2,300,000; aggregate amount beneficially owned 2,300,000 (5.38% of the class)
  Comment: *Represents 2,300,000 Class A ordinary shares indirectly held by Shelley Liping Duan through Bliss Vision Limited. Shelley Liping Duan is the sole shareholder and director of Bliss Vision Limited.
  
  **The calculation of the percentage set forth herein is based on 42,786,500 Class A ordinary shares outstanding. The Reporting Person beneficially owns 2,300,000 Class A ordinary shares, representing approximately 5.38% of the outstanding Class A ordinary shares. The percentage reported herein reflects beneficial ownership as a percentage of the Issuer's outstanding Class A ordinary shares and not the Reporting Person's percentage of aggregate voting power.

## Item 1. Issuer
Name of issuer: Agencia Comercial Spirits Ltd.
Address of issuer's principal executive offices: No. 23-1, Shenzun Rd., Shengang Dist. Taichung City 429014, Taiwan (R.O.C.)

## Item 2. Person Filing
Name of person filing:
Bliss Vision Limited

Shelley Liping Duan
Address of principal business office or, if none, residence:
Bliss Vision Limited: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

Shelley Liping Duan: 3449, 2nd Ave W, Vancouver BC, V6R IJ3, Canada
Citizenship:
Bliss Vision Limited: British Virgin Islands

Shlley Liping Duan: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,300,000
Percent of class: 5.38%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,300,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,300,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- Bliss Vision Limited: /s/ Shelley Liping Duan, Shelley Liping Duan / Director (08/27/2026)
- Shelley Liping Duan: /s/ Shelley Liping Duan, Shelley Liping Duan (08/27/2026)